EXHIBIT 3

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of article 12 of CVM Instruction No. 358/02, discloses that it has received correspondence from Quantitative Management Associates LLC, with the following information:

“MEMORANDUM: Notice of 5% of Equity Interest

Quantitative Management Associates LLC (“QMA”) is an investment advisor and manager registered with the U.S. Securities and Exchange Commission and located in Newark, New Jersey, United States of America. QMA manages assets accounts of institutional clients, by either owners and not owners.

As of October 9, 2015, QMA held approximately 9,700,000 shares. In light of the current number of preferred shares of 157,727,241, QMA manages approximately 6.15% of the preferred shares. QMA also manages 21,367 common shares of Oi S.A. (OIBR3). In light of the current number of common shares of 668,033,661, this represents approximately 0.0032% of the common shares.

QMA does not intend to change the control or the administrative structure of the company.

Truly yours,

Clark Pellington

Chief Compliance Officer”

Rio de Janeiro, October 19, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.